[redacted]

06005980

10
3/24

AB 3/23/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66192

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairfield Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Fairfield Drive
(No. and Street)

Short Hills (City) NJ (State) 07078 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Kegley 973-239-1751
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

111 Dunnell Road (Address) Maplewood (City) NJ (State) 07040 (Zip Code)

PROCESSED
MAY 16 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
160

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/16/04

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Kegley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairfield Capital Advisors, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINOP

Title

ANNE K. PEVERS
Notary Public
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires July 27, 2009

This report contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fairfield Capital Advisors, LLC
(A Development Stage Company)
Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2005 and
Period from June 1, 2003 (Date of Inception)
to December 31, 2005

Fairfield Capital Advisors, LLC
(A Development Stage Company)
Index to the Financial Statements
December 31, 2005 and
Period from June 1, 2003 (Date of Inception)
to December 31, 2005

Rosenberg Rich
Baker Berman
& COMPANY

A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

111 Dunnell Road • Maplewood, NJ 07040
Phone: 973-763-6363 • FAX: 973-763-4430
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report

To the Members of
Fairfield Capital Advisors, LLC

We have audited the statement of financial condition of Fairfield Capital Advisors, LLC (a development stage company) as of December 31, 2005 and the related statements of operations, changes in members' equity and cash flows for the year then ended and period from June 1, 2003 (date of inception) to December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfield Capital Advisors, LLC as of December 31, 2005 and the results of their operations and their cash flows for the year then ended and period from June 1, 2003 (date of inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Maplewood, New Jersey
February 22, 2006

Fairfield Capital Advisors, LLC
(A Development Stage Company)
Statement of Financial Condition
December 31, 2005

Assets	
Current Asset	
Cash	$ 64,985
Total Current Asset	64,985
Property and Equipment	
Office equipment	3,725
Accumulated depreciation	(3,725)
Net Property and Equipment	-
Other Asset	
Security deposit	7,404
Total Other Asset	7,404
Total Assets	$ 72,389
Liability and Members' Equity	
Current Liability	
Accrued expenses	$ 17,557
Total Current Liability	17,557
Members' Equity	
Members' contributions	365,000
Deficit accumulated during the development stage	(310,168)
Total Members' Equity	54,832
Total Liability and Members' Equity	$ 72,389

The accompanying notes form an integral part of these financial statements.

Fairfield Capital Advisors, LLC
(A Development Company)
Statement of Operations

	Year Ended December 31, 2005	Period from June 1, 2003 (date of inception) to December 31, 2005
Revenues	$ -	$ -
Expenses		
Amortization	-	7,840
Automobile expenses	11,512	27,286
Computer supplies and maintenance	-	3,305
Consulting fees	-	6,100
Depreciation	-	3,725
Insurance	528	9,586
License and fees	6,510	30,173
Marketing	-	5,084
Office	395	4,727
Outside services	-	3,250
Payroll taxes	1,619	9,396
Professional fees	3,433	34,459
Retirement plan contribution	-	1,829
Rent	-	11,671
Salaries	26,000	111,205
Telephone	-	4,765
Travel and entertainment	10,277	35,767
Total Expenses	60,274	310,168
Net Loss	$ (60,274)	$ (310,168)

The accompanying notes form an integral part of these financial statements.

Fairfield Capital Advisors, LLC
(A Development Stage Company)
Statement of Changes in Members' Equity

		Year Ended December 31, 2005
Beginning Balance - January 1, 2005	$	65,106
Members' Contributions		50,000
Net Loss		(60,274)
Ending Balance - December 31, 2005	$	54,832

	Period from June 1, 2003 (date of inception) to December 31, 2005		
Year	Members' Contributions	Deficit Accumulated during the Developmental Stage	Total
2003	$ 225,000	$ (137,132)	$ 87,868
2004	90,000	(112,762)	(22,762)
2005	50,000	(60,274)	(10,274)
	$ 365,000	$ (310,168)	$ 54,832

The accompanying notes form an integral part of these financial statements.

Fairfield Capital Advisors, LLC
(A Development Stage Company)
Statement of Cash Flows

		Year Ended December 31, 2005		Period from June 1, 2003 (date of inception) to December 31, 2005
Cash Flows From Operating Activities:				
Net Loss	$	(60,274)	$	(310,168)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:				
Depreciation and amortization		-		11,565
(Increases) Decreases in Assets				
Deposit		100		(7,404)
Increases (Decreases) in Liabilities				
Accrued expenses		(2,293)		17,557
Net Cash Flows Used by Operating Activities		(62,467)		(288,450)
Cash Flows from Investing Activities				
Purchase of office equipment		-		(3,725)
Payments for organization costs		-		(7,840)
Net Cash Flows Used by Financing Activities		-		(11,565)
Cash Flows From Financing Activities:				
Members' contributions		50,000		365,000
Net Cash Flows Provided by Financing Activities		50,000		365,000
Net Increase (Decrease) in Cash		(12,467)		64,985
Cash - Beginning		77,452		-
Cash - Ending	$	64,985	$	64,985

The accompanying notes form an integral part of these financial statements.

Fairfield Capital Advisors, LLC
(A Development Stage Company)
Notes to Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was formed December 2003 under the laws of the State of New Jersey for the purpose of operating as a broker-dealer. The Company has received certification from the National Association of Securities Dealers (NASD) to be a registered broker and dealer in securities under the Securities Exchange Act of 1934.

Income Taxes

The Company is formed as a limited liability company. As such, federal and state income is taxed to the members personally. Accordingly, no provision for federal or state income taxes have been made in the accompanying financial statements.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on accelerated methods based upon the estimated life of the asset.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances in a financial institution that is insured by the Federal Deposit Insurance Corporation up to $100,000. At times during the year, cash balances may exceed insured limits.

RETIREMENT PLAN

The Company has adopted a 401(k) retirement plan that covers all eligible employees. The Company may make discretionary contributions. No contributions were made in 2005.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-3) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, the Company must maintain 120% of its minimum net capital requirement in accordance with Securities and Exchange Rule 17a-11(b)(1). At December 31, 2005, the Company had net capital of $47,428, which was $42,428 in excess of its required net capital of $5,000. The Company's net capital ratio was .3702 to 1.

Fairfield Capital Advisors, LLC
(A Development Stage Company)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

NET CAPITAL	
Total Members' Equity	$ 54,832
Total Capital and Allowable Subordinated Liabilities	54,832
Deductions and/or Charges	
Nonallowable asset	
Other asset	7,404
Net Capital Before Haircuts on Securities Positions	47,428
Haircuts on Securities	-
Net Capital	$ 47,428
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accrued expenses	$ 17,557
Total Aggregate Indebtedness	$ 17,557
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	5,000
Excess net capital	$ 42,428
Ratio to aggregate indebtedness to net capital	.3702 to 1

There were no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of December 31, 2005.

Fairfield Capital Advisors, LLC
(A Development Stage Company)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities Exchange Commission
As of December 31, 2005

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule 15c3-3.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS
111 Dunnell Road • Maplewood, NJ 07040
Phone: 973-763-6363 • FAX: 973-763-4430
Website: www.rrbb.com • E-Mail: info@rrbb.com

Aaron A. Rich, CPA●
Alvin P. Levine, CPA+
Frank S. LaForgia, CPA
Carl S. Schwartz, CPA*
David N. Roth, CPA
Steven J. Truppo, CPA
Leonard M. Friedman, CPA◆♣
Gary A. Sherman, CPA*
Pamela Bezner Ali, CPA
Marsha L. Baldinger, CPA, CFP★◆
Robert S. Quick, CPA
Daniel M. Brooks, CPA

Barry D. Kopp, CPA*
Dorvin M. Rosenberg, CPA
Nicholas L. Truglio, CPA▲

Kenneth A. Berman, CPA (1933-2000)

*NJ and NY
+NJ and FL
●NJ, NY and PA
◆Accredited in Business Valuation
♣Certified Business Appraiser
★Certified Financial Planner
▲Certified Fraud Examiner

Other Office:

380 Foothill Road
P.O. Box 6483
Bridgewater, NJ 08807-0483
908-231-1000
908-231-6894 Fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

The Members
Fairfield Capital Advisors, LLC

In planning and performing our audit of the financial statements and additional information of Fairfield Capital Advisors, LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Maplewood, New Jersey
February 22, 2006